Exhibit 27

                                                               May 23, 1997


                            VOTE GREEN AND GOLD!

Dear Great Western Stockholder:

We want to alert you that you will receive two different colored proxy cards, GREEN and GOLD in connection with Great Western's Special and Annual Meetings on June 13. While we regret the additional mail this creates for Great Western stockholders, please know that your support on BOTH cards is important for the prompt completion of the Washington Mutual merger.

Your Board is confident that the Washington Mutual merger provides superior value for Great Western stockholders and has rejected the proposed Ahmanson exchange offer. You can support the Washington Mutual merger and oppose Ahmanson by using:

o The GREEN proxy card to vote FOR the Washington Mutual merger at the Special Meeting, and

o The GOLD proxy card to vote FOR the Board's nominees and AGAINST each of the other proposals at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call Georgeson & Company Inc., our solicitor, at 1-800-223-2064.

We thank you for your continued support.

Sincerely,

John F. Maher                                     James F. Montgomery
President and Chief Executive Officer             Chairman of the Board


                    GREAT WESTERN FINANCIAL CORPORATION